

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 11, 2008

By facsimile to (212) 608-9687 and U.S. Mail

Mr. Geoffrey Donaldson
Chairman and Chief Executive Officer
Versadial, Inc.
305 Madison Avenue, Suite 4510
New York, NY 10165

Re: Versadial, Inc., formerly Carsunlimited.com, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form SB-2
        Filed January 3, 2008
        File No. 333-141365

Dear Mr. Donaldson:

We reviewed the filing and have the comments below.

Registration Statement's Facing Page

1.   Disclosure indicates that Versadial's SIC code number is 339900. Since our EDGAR
        system's records indicate that Versadial's SIC code number is 3990, please revise or
        advise.

Debt Financing, page 9

2.   Disclosure states that the investor agreed on September 28, 2007 to extend the required
        date for the initial registration statement to be declared effective from October 1, 2007
        "to a date to be established," and Versadial will be obligated to issue additional warrants
        if the registration statement is not declared effective "within the time frame described."
        If a date has been established, so indicate in the registration statement. If a date has not
        been established, explain why. Additionally, file an amendment to the registration rights
        agreement to reflect any material change to the agreement.

Marketing and Distribution, page 21

3.   We considered the response to prior comment 3 and are unable to concur that the credit memo is not a material contract requiring filing under Item 601(b)(10) of Regulation S-B. Disclosures indicate that:

- The credit memo and the master supply agreement are separate agreements.

- Versadial received $1.7 million under the credit memo before entering into the master supply agreement.

- The credit memo's terms extend to other agreements that Versadial may enter into with Avon Products, Inc.

Please file the credit memo as an exhibit to the SB-2.

Sublicense Agreement with SCG, page 25

4.   Revised disclosure indicates that Versadial is "in the process" of getting a further extension of the sublicense fee of $300,000 due on December 31, 2007. As appropriate, continue to update the disclosure here and elsewhere in the registration statement.

Consolidated Statements of Stockholders' Deficit, page F-4

5.   We have reviewed your response to prior comments 7 and 13. We note your response that the effect on the fiscal year end balances at June 30, 2007 is the same as if Versadial had retroactively restated the beginning balances. However, the presentation of your statements of stockholders' deficit prior to the June 30, 2007 fiscal year end balances is not accurate. The capital structure of Versadial, the accounting target, should be retained by the surviving entity. This is done by recasting the equity statement of Innopump, the accounting acquirer. Historical stockholder's equity of Innopump, prior to the merger date, is retroactively restated for the equivalent number of shares received in the merger. To do this, you should divide the number of shares issued by Versadial to Innopump, which appears to be 12,625,243 shares, by the number of shares outstanding at Innopump immediately prior to the transaction between Versadial and Innopump. You then take that ratio and multiply it by the number of shares issued or redeemed in each capital transaction shown in Innopump's historical financial statements preceding the date of the transaction. This will naturally also require adjustments to the common stock and APIC columns to appropriately reflect any difference in par value. The number of shares outstanding in Versadial's financial statements just prior to the recapitalization transaction is shown as being effectively issued in the transaction on the transaction date.

Please revise your statement of stockholders' deficit accordingly. Please similarly amend your June 30, 2007 Form 10-KSB.

Note 3. Reverse Merger, page F-8

6.   We have reviewed your response to prior comment 8. You indicate that the public shell raised $7.5 million prior to the reverse merger. Based upon review of your statement of stockholders' deficit, an entry of $(548,072) was recorded regarding the reverse merger. Please tell us what happened to the $7.5 million that was raised by the public shell, and clarify how this amount is reflected in your financial statements.

Note 8. Notes and interest payable, page 59

7.   Based on the response to prior comment 1 that the initial warrants were replaced rather than cancelled, revise the disclosure in the fourth paragraph under (a) of the note to reflect that fact.

Exhibit Index

8.   We note the response to prior comment 14 that Versadial is requesting confidential treatment for portions of exhibit 10.10. For an exhibit that is the subject of a confidential treatment application, indicate in the registration statement's exhibit index by footnote or in some other manner that the confidential material has been omitted and has been filed separately with the Commission. See Rule 406(b) of Regulation C under the Securities Act and section II.D.5. of our July 11, 2001 staff legal bulletin or SLB that is available on the Commission's website at http://www.sec.gov.

Exhibit 10.10

9.   We intend to process concurrently the confidential treatment application and the registration statement. Before requesting acceleration of the registration statement's effectiveness, Versadial must resolve any issue concerning the application. See section III.B.1. of the SLB.

<u>June 30, 2007 10-KSB</u>

<u>Exhibit 31 – Certifications</u>

10.   Disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e) rather than your current disclosure of Exchange Act Rules 13a-15 and 15d-15(e). <u>See</u> SEC Release 33-8238, which became effective August 14, 2003. Please revise your future filings accordingly.

<u>Closing</u>

File an amendment to the SB-2 in response to the comments. To expedite our review, Versadial may wish to provide us three marked courtesy copies of the filing. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Versadial thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Versadial and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Versadial requests acceleration of the registration statement's effectiveness, Versadial should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Versadial from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Versadial may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Versadial provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert Barandes, Esq.
        Beckman, Lieberman & Barandes, LLP
        116 John Street, Suite 1313
        New York, NY 10038